

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Michael Bondi
Chief Financial Officer
Comtech Telecommunications Corp.
305 N 54th Street
Chandler, AZ 85226

  Re: Comtech Telecommunications Corp.
    Form 10-K for the Fiscal Year Ended July 31, 2024
    File No. 000-07928

Dear Michael Bondi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing